ARTMAP INC, dba HACKER NOON



ANNUAL REPORT

PO Box 2206
Edwards, CO 81632
(970)446 - 6575
https://hackernoon.com/

This Annual Report is dated April 21, 2020.

BUSINESS

ArtMap Inc dba Hacker Noon is a digital publishing company built on its custom Content Management System, where 12k+ technologists publish stories & expertise for 4.5M monthly readers.

Previous Offerings

Between 11/05/2018 and 03/04/2019, we sold 130,487 shares of common stock in exchange for $8.2 per share under Regulation Crowdfunding.

<p style="text-align:center">**REGULATORY INFORMATION**</p>

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

<p style="text-align:center">**MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION**
AND RESULTS OF OPERATION</p>

Operating Results – 2019 Compared to 2018

	Total	
	Jan - Dec 2019	Jan - Dec 2018 (PP)
Revenues	**$297,372.59**	**$181,927.03**
Cost of Revenues	$26,994.21	$16,783.75
Gross Profit	$270,378.38	$165,143.28
Expenses		
Advertising & Marketing	$18,170.03	$2,068.59
General Administrative	$742,638.38	$70,271.82
Total Operating Expenses	**$761,808.41**	**$72,340.41**
Income (loss) before provision for income tax	**-$490,430.03**	**$92,802.87**
Provision for Income tax		**$153.00**
Net Income	**-$490,430.03**	**$92,649.87**

Liquidity and Capital Resources

At December 31, 2019, the Company had cash of $479,086

Debt

None

<p style="text-align:center">**DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES**</p>

Our directors and executive officers as of the date hereof, are as follows:

Our directors and executive officers as of the date hereof, are as follows:

Name: David Smooke

Positions and offices currently held with the issuer:

- Position: Chief Executive Officer, Chief Financial Officer, Secretary and sole director
- Dates of Service: February 23, 2015 - present
- Responsibilities: Oversee editorial, operation and management of the Company.

Other business experience in the past three years:

- Employer: SmartRecruiters
- Title: Marketing Director
- Dates of Service: July 1, 2012 - January 1, 2015
- Responsibilities: Managing all aspects of marketing and growth of the company's website viewership and social media presence.

Name: Linh Dao Smooke

Positions and offices currently held with the issuer:

- Position: Chief Operating Officer
- Dates of Service: August 5, 2017 - present
- Responsibilities: Oversees day-to-day operations, including, but not limited to, managing sponsorships, in bound writer submissions, human resources and accounting.

Other business experience in the past three years:

- Employer: Minerva Project
- Title: Head of Asia Marketing
- Dates of Service: June 1, 2016 - October 15, 2016
- Responsibilities: She spreads awareness about Minerva to the brightest, most talented and deserving students across China, Japan, Korea, India, Southeast Asia, and more.
- Employer: Minerva Project
- Title: Southeast Asia Regional Manager
- Dates of Service: September 1, 2014 - June 1, 2016
- Responsibilities: She looks for the brightest, most talented and deserving students across 11 countries in the region for Minerva's Class of 2015 and beyond.

Name: Dane Lyons

Positions and offices currently held with the issuer:

- Position: Chief Product Officer
- Dates of Service: Jan 1, 2019 - present
- Responsibilities: builds Hacker Noon 2.0 product & rusn tech team

Other business experience in the past three years:

- Employer: v1Labs
- Title: Founder/CEO
- Dates of Service: April 1, 2018 - present
- Responsibilities: He runs the company, which is a studio to help teams explore, prototype and deploy new product concepts.
- Employer: Kissmetrics
- Title: Senior Software Engineer
- Dates of Service: July 1, 2016 - April 1, 2018
- Responsibilities: Kissmetrics acquired Dane's old company Knowtify and he worked for them as Senior Software Engineer
- Employer: Knowtify.io
- Title: Cofounder/CTO
- Dates of Service: December 1, 2013 - July 1, 2016
- Responsibilities: he runs Knowtify as its Chief Technology Officer

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2018, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class	Name and address of beneficial owner	Amount and nature of Beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class
Common Stock	David Smooke, PO BOX 2206 Edwards CO 81632	740000 shares		80.55%

RELATED PARTY TRANSACTIONS

None

OUR SECURITIES

Our authorized capital stock consists of 2,000,000 shares of common stock, with no par value. As of December 31, 2019, 915,316 shares of common stock are outstanding. The following is a summary of the rights of our capital stock as provided in our certificate of incorporation and bylaws.

Dividends. Subject to preferences that may be granted to any then outstanding preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor as well as any distributions to the stockholders. The payment of dividends on the common stock will be a business decision to be made by our board of directors from time to time based upon the results of our operations and our financial condition and any other factors that our board of directors considers relevant. Payment of dividends on the common stock may be restricted by law and by loan agreements, indentures and other transactions entered into by us from time to time.

Liquidation Rights. In the event of our liquidation, dissolution or winding up, holders of common stock are entitled to share ratably in all of our assets remaining after payment of liabilities and the liquidation preference of any then outstanding preferred stock.

Absence of Other Rights or Assessments. Holders of common stock have no preferential, preemptive, conversion or exchange rights. There are no redemption or sinking fund provisions applicable to the common stock. When issued in accordance with our certificate of incorporation and the California Corporations Code, shares of our common stock will be fully paid and not liable to further calls or assessments by us.

Voting Proxy of Subscribers in this Offering.
Each Subscriber shall appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as the Subscriber's true and lawful proxy and attorney, with the power to act alone and with full power of substitution, to, consistent with this instrument and on behalf of the Subscriber, (i) vote all Securities, (ii) give and receive notices and communications, (iii) execute any instrument or document that the CEO determines is necessary or appropriate in the exercise of its authority under this instrument, and (iv)

take all actions necessary or appropriate in the judgment of the CEO for the accomplishment of the foregoing. The proxy and power granted by the Subscriber pursuant to this Section are coupled with an interest. Such proxy and power will be irrevocable. The proxy and power, so long as the Subscriber is an individual, will survive the death, incompetency and disability of the Subscriber and, so long as the Subscriber is an entity, will survive the merger or reorganization of the Subscriber or any other entity holding the Securities. However, the Proxy will terminate upon the closing of a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933 covering the offer and sale of Common Stock or the effectiveness of a registration statement under the Securities Exchange Act of 1934 covering the Common Stock.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock. If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;
(2)   to an accredited investor;
(3)   as part of an offering registered with the SEC; or
(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 31, 2019.

ArtMap Inc dba Hacker Noon

By   /s/

Name   David Adam Smooke
:

Title: Chief Executive Officer

<u>Exhibit A</u>

FINANCIAL STATEMENTS

CERTIFICATION

I, David Smooke , Principal Executive Officer of ArtMap Inc, hereby certify that the financial statements of ArtMap Inc included in this Report are true and complete in all material respects.

_____

Principal Executive Officer

I, David Smooke, the Principal Executive Officers of ArtMap Inc, hereby certify that the financial statements of ArtMap Inc and notes thereto for the periods ending 2018 and 2019 included in this Form C offering statement are true and complete in all material respects and that the information below reflects accurately the information reported on our federal income tax returns.

For the year 2019 the amounts reported on our tax returns were total income of $301,324; taxable income of $-484,334 and total tax of $0.

IN WITNESS THEREOF, this Principal Executive Officer's Financial Statement Certification has been executed as of the 4/27/2020

_____   David Smooke

Principal Executive Officer

April 27, 2020

ARTMAP INC

FINANCIAL STATEMENTS
(UNAUDITED)

AS OF AND FOR THE YEARS ENDED
December 31, 2019 and 2018

ArtMap Inc Index to Financial
Statements (unaudited)

	Pages
Balance Sheets as of December 31, 2019 and 2018	4
Statements of Operations for the years ended December 31, 2019 and 2018	6
Statements of Cash Flows for the years ended December 31, 2019 and 2018	7
Notes to the Financial Statements	8

ARTMAP INC BALANCE
SHEETS DECEMBER 31, 2019
AND 2018 (unaudited)

	Total	
	As of Dec 31, 2019	As of Dec 31, 2018 (PP)
ASSETS		
Current Assets		
Bank Accounts		
Alpine Checking 4107	20,046.06	142,582.45
Alpine Saving 4120	53,748.86	300,023.42
WF CD 11 month (deleted)	203,973.68	
WF Checking 9619	47,661.42	6,964.18
WF Saving 9087	126,771.32	4,290.09
Total Bank Accounts	$452,201.34	$453,860.14
Accounts Receivable		
Accounts Receivable (A/R)	7,049.00	11,000.00
Total Accounts Receivable	$7,049.00	$11,000.00
Other Current Assets		
Inventory Asset	2,380.56	2,380.56
Undeposited Funds	17,456.00	0.00
Total Other Current Assets	$19,836.56	$2,380.56
Total Current Assets	$479,086.90	$467,240.70
TOTAL ASSETS	$479,086.90	$467,240.70
LIABILITIES AND EQUITY		
Liabilities		
Current Liabilities		
Credit Cards		
Brex	16,381.36	
Total Credit Cards	$16,381.36	$0.00

Total Current Liabilities	$16,381.36	$0.00
Total Liabilities	$16,381.36	$0.00
Equity		
Crowdfunding	961,868.84	468,170.85
Opening Balance Equity	955.40	955.40
Owner's Pay & Personal Expenses	-205,959.52	-199,156.40
Retained Earnings	197,270.85	110,227.00
Net Income	-491,430.03	87,043.85
Total Equity	$462,705.54	$467,240.70
TOTAL LIABILITIES AND EQUITY	$479,086.90	$467,240.70

Monday, Apr 27, 2020 12:01:26 PM GMT-7 - Accrual Basis

ARTMAP INC COMPANY STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018
(unaudited)

	Jan - Dec 2019	Jan - Dec 2018 (PP)
Hacker Noon		
Profit & Loss		
As of December 31, 2019		
Revenues	$297,372.59	$181,927.03
Cost of Revenues	$26,994.21	$16,783.75
Gross Profit	$270,378.38	$165,143.28
Expenses		
Advertising & Marketing	$18,170.03	$2,068.59
General Administrative	$742,638.38	$70,271.82
Total Operating Expenses	$761,808.41	$72,340.41
Income (loss) before provision for income tax	-$490,430.03	$92,802.87
Provision for Income tax		$153.00
Net Income	-$490,430.03	$92,649.87

**ARTMAP INC STATEMENTS OF CASH FLOWS FOR THE
YEARS ENDED DECEMBER 31, 2019 AND 2018** (unaudited)

Hacker Noon		
Statement of Cash Flows		
December 2019 & December 2018		
	Total	
OPERATING ACTIVITIES		
Net Income	-491,430.03	87,043.85
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Accounts Receivable (A/R)	3,951.00	-11,000.00
Inventory Asset		-2,196.09
Brex	16,381.36	
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$20,332.36	-$ 13,196.09
Net cash provided by operating activities	-$471,097.67	-$ 13,196.09
FINANCING ACTIVITIES		
Crowdfunding	493,697.99	468,170.85
Opening Balance Equity	0.00	
Owner's Pay & Personal Expenses	-6,803.12	-96,437.89
Net cash provided by financing activities	$486,894.87	$ 371,732.96
Net cash increase for period	$15,797.20	$ 358,536.87
Cash at beginning of period	453,860.14	8,279.42
Cash at end of period	$469,657.34	$ 366,816.29
Monday, Apr 27, 2020 12:05:10 PM GMT-7		

NOTE 1 – NATURE OF OPERATIONS

ArtMap Inc was formed on Dec 10, 2012("Inception") in the State of California. The financial statements of ArtMap Inc (which may be referred to as the "Company", "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Edwards, Colorado.
ArtMap Inc dba Hacker Noon is a digital publishing company built on its custom Content Management System, where 12k+ technologists publish stories & expertise for 4.5M monthly readers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of expenses during the reporting periods. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company's assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

Level 1 - Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2 - Include other inputs that are directly or indirectly observable in the marketplace.

Level 3 - Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of December 31, 2019 and 2018. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Cash & Cash Equivalence
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Revenue Recognition The Company will recognize revenues from its top nav, newsletter, ad by tag and brand as author program which are posted on the Company's own website when (a) persuasive evidence that an agreement exists; (b) the service has been performed; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Stock Based Compensation The Company accounts for stock options issued to employees under ASC 718 Share-Based Payment. Under ASC 718, share-based compensation cost to employees is measured at the grant date, based on the estimated fair value of the award, and is recognized as expense over the employee's requisite vesting period. The fair value of each stock option or warrant award is estimated on the date of grant using the Black-Scholes option valuation model.

The Company measures compensation expense for its non-employee stock-based compensation under ASC 505 Equity. The fair value of the option issued or committed to be issued is used to measure the transaction, as this is more reliable than the fair value of the services received. The fair value is measured at the value of the Company's common stock on the date that the commitment for performance by the counterparty has been reached or the counterparty's performance is complete. The fair value of the equity instrument is charged directly to stock-based compensation expense and credited to additional paid-in capital.

Income Taxes The Company applies ASC 740 Income Taxes ("ASC 740"). Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions. A tax benefit from an uncertain position is recognized only if it is "more likely than not" that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States ("U.S.") and files tax returns in the U.S. Federal jurisdiction and Colorado state jurisdiction. The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all periods since Inception. The Company currently is not under examination by any tax authority.

Concentration of Credit Risk The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

We are currently not involved with or know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS' EQUITY

Common Stock We have authorized the issuance of 2,000,000 shares of our common stock with par value of $8.2. As of 12/31/2020 the company has currently issued 918,700 shares of our common stock.

NOTE 5 – RELATED PARTY TRANSACTIONS

The company has no related party transactions.

NOTE 7 – SUBSEQUENT EVENTS

The Company has evaluated subsequent events that occurred after December 31, 2018 through April 28, 2020, the issuance date of these financial statements. There have been no other events or transactions during this time which would have a material effect on these financial statements.